SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           First Franklin Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    320272107
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                                 (CUSIP Number)

                                  Morris Propp
                                366 Eagle Drive
                               Jupiter, FL 33477
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 10, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                           13D

       320272107
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Morris Propp
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [x] (b) [ ]

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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*


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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
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   NUMBER OF      7    SOLE VOTING POWER             33,000
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER           39,400
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER        33,000

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER      39,400

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     72,400
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        4.4%

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  14   TYPE OF REPORTING PERSON*
                                                         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

      Capitalized terms used without being defined herein have the meaning ascribed to such terms by the Schedule 13D filed by the Group with respect to the Company on or about September 5, 2003 (the "Original Filing"). The Original Filing is hereby amended and supplemented as to the following items.

Item 1. Security and Issuer.

      The securities to which this Amendment No. 1 to Schedule 13D (the "Amendment") relates are the shares of common stock, par value $.01 per share (the "Common Stock"), of First Franklin Corporation (the "Company").

Item 2. Identity and Background.

      The persons filing this Amendment are the Group and Morris Propp.

Item 4. Purpose of Transaction.

      This Amendment is filed to report that each of the Group and Morris Propp beneficially owns less than 5% of the Common Stock.

      The Original Filing reflected the Group's investment philosophy as supportive and encouraging of "qualified nominees of significant, non-management shareholders to run for and serve on a public entity Board of Directors"; that "significant outside stakeholders can provide valuable objective input to help a management promote long term shareholder value."

      During the period years that the Group has held an investment in the Company, and especially in the year since the Group's Original Filing, not a single non-management, non-director shareholder has declared publicly any interest in candidacy for the Company's board of directors (the "Board") .

      The Group has not noticed any improvement in the Company's results towards achieving a satisfactory return on shareholder equity despite the increase in share price.

      Since the Group continues to remain a shareholder of the Company after the sale of the 10,000 Shares described below, it urges the Board to explore all venues to either dramatically improve return on shareholders' investment to acceptable levels or else sell the Company.

Item 5. Interest in Securities of the Issuer.

      On or about October 10, 2004, the Group sold an aggregate of 10,000 Shares on the open market at a price of $21.35 per share. Accordingly, the Group and Morris Propp ceased to be the beneficial owners of more than 5% of the Common Stock on or about such date.

      The Group may be deemed to share voting and dispositive power with respect to 72,400 Shares constituting 4.4% of the outstanding shares of Common Stock. Morris Propp may be deemed to have beneficial ownership of 72,400 Shares (constituting 4.4% of the outstanding Shares) of which he has sole voting and dispositive power with respect to 33,000 Shares and shares voting and dispositive power with respect to 39,400 Shares. Percentage ownership is calculated pursuant to Rule 13d - 3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on the 1,645,526 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 2004.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2004


                                                  /s/ Morris Propp
                                            ------------------------------
                                                      Morris Propp